News Release

Sun Life Financial

Sun Life Financial to Commence a Normal Course Issuer Bid

TORONTO, ON – (August 9, 2017) – Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) announced today that the Toronto Stock Exchange and the Office of the Superintendent of Financial Institutions have approved its normal course issuer bid to purchase, for cancellation, up to 11,500,000 common shares, representing approximately 1.9% of the 613,694,016 common shares outstanding as at July 31, 2017.

The normal course issuer bid will commence on August 14, 2017 and continue until August 13, 2018, or such earlier date as the Company completes its purchases. The average daily trading volume on the TSX for the six months ending July 31, 2017 was 1,417,782 common shares. In accordance with the TSX rules, the Company may purchase up to 25% of that number each trading day, subject to the TSX rules permitting block purchases. The actual number of common shares which may be purchased, and the timing of such purchases, will be determined by the Company. The purchases may be made through the facilities of the TSX, other Canadian stock exchanges and/or alternative Canadian trading platforms, at prevailing market rates. Purchases may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Any common shares purchased by the Company will be cancelled.

The Company will utilize the normal course issuer bid program to acquire common shares in order to distribute funds to shareholders as part of the Company's overall capital management strategy.

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include (i) statements relating to our potential normal course issuer bid, (ii) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (iii) statements that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will" and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the Company's management's discussion and analysis for the year ended December 31, 2016 under the heading "Forward-looking Statements" and in the risk factors set out in the Company's annual information form for the year ended December 31, 2016 under the heading "Risk Factors" and other factors detailed in the Company's annual and interim financial statements and any other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2017, Sun Life Financial had total assets under management of $944 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:

Kim Armstrong
Manager, Media & PR
Corporate Communications
Tel: 416-979-6207
kim.armstrong@sunlife.com

Investor Relations Contact:

Greg Dilworth
Vice-President
Investor Relations
Tel: 416-979-6230
investor.relations@sunlife.com